U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                              THE WENDY'S COMPANY
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


                              CtW INVESTMENT GROUP


May 9, 2014

PLEASE WITHHOLD SUPPORT FOR THE RE-ELECTION OF DIRECTOR DAQVID E. SCHWAB II AT THE WENDY'S COMPANY'S (NASDAQGS: WEN) ANNUAL MEETINGN ON MAY 28, 2014.

Dear Wendy's Company shareholder:

Please WITHHOLD SUPPPORT FROM WENDY'S COMPANY (WEN) DIRECTOR DAVID E. SCHWAB II, chair of the board's Nominating and Governance and Compensation Committees, at the WEN annual meeting of shareholders to be held on MAY 28, 2014. We believe Wendy's Company's shifting business model and faltering endeavors to regain competitiveness in a challenging quick-service restaurant (QSR) environment underscore the need for a refreshed board that can exercise strong, independent oversight. Continuing MATERIAL FAILURES OF GOVERNANCE, STEWARDSHIP, RISK OVERSIGHT, AND FIDUCIARY RESPONSIBILITIES during Mr. Schwab's chairmanship of the board's Nominating and Governance Committee and Compensation Committee demonstrate Mr. Schwab has fallen woefully short in his oversight duties, and has failed to protect common shareholder interests. Our immediate concerns include:

  - Value destruction encompassing $397 million within the past five years
  - Generous pay-for-failure under Mr. Schwab's leadership
  - Excessive director perquisites and equity pledging
  - Trian Partners' sales during a Wendy's stock buyback
  - A pattern of governance failures under Mr. Schwab's leadership

The CtW Investment Group works with union-sponsored pension funds sponsored by affiliates of Change to Win to enhance long-term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial WEN shareholders.

WENDY'S HAS DESTROYED $397 MILLION OF ECONOMIC VALUE WITHIN THE PAST FIVE YEARS

Our company has failed to earn sufficient profits to offset its capital charge for the last consecutive six years, ultimately resulting in destruction of long-term shareholder value. The confluence of management decisions with increasing industry rivalry and a challenging macroeconomic environment has resulted in significant value destruction at Wendy' - a total of $397 million in economic value destroyed just within the last five years (see fig. 1). An analysis of economic value added relative to peers shows Wendy's consistently underperforming the 25th percentile (see fig. 2).

Much of this lost value seems unlikely to be recouped without additional catalysts brought about by fresh ideas and mindful strategy adjustment. Our company's placement at a strategic crossroads in the midst of a changing, arguably toughening, fast food environment demands incentives that encourage careful investment on the part of company management. Unfortunately, the de facto pay increases outlined below do not track well with overall economic outcomes for the company, and exhibit unduly generous pay-for-failure.

GENEROUS PAY-FOR-FAILURE UNDER MR. SCHWAB'S LEADERSHIP

Mr. Schwab has served on our board for a total of 20 years, during all of which he has served on the Compensation Committee and for 17 of which he has served as the committee chair. Most recently during Mr. Schwab's service, adjustments were made to our 2013 executive compensation program including the elimination of two of four performance metrics, a significant reduction of thresholds, and the addition of performance multipliers. As a result, even in the midst of the poor performance outlined above, under the new standards our named executive officers received outsized incentive payouts in 2013 constituting 142% of what we estimate 2013 awards would have been, had executive pay standards not been relaxed. CEO Brolick in particular received INCENTIVES CONSTITUTING 165% OF AWARDS under the previous standards.

           1900 L Street, NW, Suite 900 Washington, DC   20036
                              202-721-6060
                      www.ctwinvestment group.com

Regarding the new incentive standards, we also note that the two recently eliminated performance metrics - New Restaurants Open and Remodels, and Wendy's Adjusted G&A - were categories in which management underperformed in 2013. We believe these categories are still relevant to operating success.

EXCESSIVE DIRECTOR PERQUISITES AND EQUITY PLEDGING

We are also worried about the questionable siphoning of value to non-executive Chairman Peltz. In 2010, three years after his transition out of the office of Wendy's CEO, our company began disclosing payment of security expenses for Mr. Peltz and his immediate family as a part of his director compensation. In 2013 alone, Wendy's paid over $690,000 in such expenses, including fees for personal bodyguards and residential security equipment, inflating Mr. Peltz's compensation to more than 5 times the average of all other directors. In total, over the last four years, Wendy's has disclosed over $2.4 MILLION IN PERSONAL AND HOME SECURITY EXPENSES on behalf of Mr. Peltz.

In addition to problematic compensation practices, there exist questionable risk management practices with specific regard to director compensation, namely the allowance of excessive equity pledging. Mr. Peltz and Vice-Chairman Peter May have pledged substantially all of their directly-held Wendy's shares in order to secure loans. MR. PELTZ HAS PLEDGED 99.7% OF HIS SHARES OF DIRECTLY-HELD COMMON STOCK - 15.45 million of his 15.49 million shares. Likewise, MR. MAY HAS PLEDGED 99.5% OF HIS SHARES OF DIRECTLY-HELD COMMON STOCK - 8.26 million of his 8.30 million shares. We believe this reveals the inadequacy of the board's stock ownership and retention guidelines for non-management directors, designed to align director interests with those of common shareholders generally.

TRIAN PARTNERS' SALES DURING A WENDY'S STOCK BUYBACK

In addition to value destroyed by poor management and poorly aligned compensation practices, we note additional value potentially lost or placed at risk in relation to Trian Partners' sales of Wendy's shares during company buybacks. In January 2014 our board authorized a new repurchase program for a total of $275 million in common stock during FY 2014. The company then arranged all $275 million in share repurchases via a modified Dutch auction, announced on January 14 and completed on February 19 at $9.25/share. Wendy's share price moved in tandem, from a volume-weighted average price of $8.38 during the first week of January, rising to an average of $9.69 the week of the repurchase completion, and falling again to $8.93 during the final week of the quarter. The closing price on May 8, 2014 was $8.30.

During the same quarter as the $275 million repurchase, Trian Partners reduced its Wendy's stake by 22% of its total holdings - a divestment of over $165 million at an average price of $9.12/share, a level achieved briefly after the announcement of the company's repurchase program. A total of 16.2 million of the aggregate 18.2 million Wendy's shares sold by Trian during Q1 was divested on January 15, the day immediately following the auction's commencement, with the remaining 2 million likely sold when prices peaked immediately following the auction's completion. By selling at this time, Trian was able to gross $15 MILLION MORE IN GAINS than would have been realized at the last closing price of $8.30. Given the board's domination by Trian-affiliated directors, the decision to do a sale repurchase (during which time Trian was free to participate) facilitated transference of shareholder value to Trian by allowing them to sell at a premium.

A PATTERN OF GOVERNANCE FAILURES UNDER MR. SCHWAB'S LEADERSHIP

In addition to his extended service on the Compensation Committee, Mr. Schwab has served for 14 years on the Nominating and Governance Committee, the last four of which he has served as committee chair. During this time, our board has exhibited low and decreasing turnover coincident with steady increases in average tenures. Board members' average service has grown from approximately 5 years immediately preceding Mr. Schwab's service on the committee to 12 years at present. By 2013, half of all outside directors had served continuously for 15 years or more.

While the recent departure of outside directors Clive Chajet and Raymond Troubh
- each with 20 continuous years of service - tempers the board's average tenure in the short term, we believe any effects of this temporary correction will soon dissipate for three reasons. First, as noted previously, all board members serving in 2014 will have served an average of 12 years, with outside directors serving an average of 11 years. Second, the board's decision to reduce its membership from thirteen to ten directors has had the secondary effect of reducing outside representation, which now stands at only 60%, down from 67% when Mr. Schwab first assumed chairmanship. Third, we believe the board's assessment of 60% independence does not fully reflect the risks to shareholders presented by the board's significant and overlapping ties to Mr. Peltz. Specifically, we have identified four of six directors labeled by the company as independent as significantly tied to Mr. Peltz. We note the following directors have ties calling their ability to exercise independent judgment into question.

  - DAVID E. SCHWAB II: Has held board roles at multiple Peltz companies for the past 35 years.
  - JOSEPH A. LEVATO: Former employee of multiple Peltz companies and WEN board member for over 18 years.
  - PETER H. ROTHSCHILD: Served as board member then chair of Triarc/Wendy's spinoff Deerfield Capital from 2004-2011.
  - JACK G. WASSERMAN: Wendy's/Arby's Foundation a large donor to a program founded by Wasserman.

Moreover, we note that Mr. Peltz now serves on a total of FOUR PUBLIC COMPANY BOARDS. Besides Wendy's, Mr. Peltz is a director of Ingersoll Rand, Legg Mason, and Mondelez International. These duties are in addition to serving as CEO and founding partner of Trian Partners, as well as having directorships at several not-for-profit organizations. As an active CEO, participation on four public company boards is an overextension by any reasonable measure. The board should either compel Mr. Peltz to relinquish his roles on other public company boards or it should cease to treat and remunerate him as an executive, as it does in providing the above described perquisites. Mr. Peltz received $74 million in compensation in 2007, the year he stepped down as our company's CEO. Considering this, we believe he has been adequately compensated for his years of service.

SHAREHOLDER VALUE IN JEOPARDY UNDER A REGIME MARKED BY TROUBLED STEWARDSHIP AND VALUE DESTRUCTION

Wendy's has exhibited a faltering track record on governance and compensation during Mr. Schwab's tenure as chair of both relevant committees. These shortcomings are particularly worrying given their overlap with our board's poor stewardship of shareholder value and management's value-destroying strategy decisions leading to aggregate economic loss of $397 million over the last five years. The combination of long tenures, low independence, and demonstrated lax oversight not only risks creating an echo-chamber in the boardroom, it reinforces our concern over the willingness of this board to hold Mr. Peltz and the executive team accountable to the interests of long-term shareholders.

Shareholders need a strong, independent board to adequately steward shareholder value. Given Mr. Schwab's 35-year allegiance to Mr. Peltz, and Mr. Schwab's track record of allowing misaligned compensation practices and persistent board stagnation to prevail, we have no confidence that Mr. Schwab can provide the independent leadership our board needs.

We urge you to join us by WITHHOLDING SUPPORT FROM WENDY'S COMPANY (WEN) DIRECTOR DAVID E. SCHWAB II to communicate to WEN board the importance of greater board independence. If you would like to discuss our concerns directly with us, please contact us at (202) 721-6060.

Sincerely,

/S/

Dieter Waizenegger
Executive Director, CtW Investment Group

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD AS IT WILL NOT BE ACCEPTED.

                                    APPENDIX

                       WENDY'S COMPANY ECONOMIC VALUE ADDED
                                    2008-2013
                               dollars in millions

                 2008TFQ4  2009TFQ4  2010TFQ4  2011TFQ4  2012TFQ4  2013TFQ4

                  -$79.4    -$99.1    -$116.5   -$97.7    -$60.4    -24.1

FIG. 1. Economic Value Added (EVA) analysis conducted using EVA Express platform by EVA Dimensions. EVA = Net Operating Profit After Taxes -
Capital Charge.


                      WENDY'S COMPANY ECONOMIC VALUE ADDED
                                  VERSUS PEERS
                           % margins, scaled to sales

                              <c>        c>       <c>
                 2008TFQ4  2009TFQ4  2010TFQ4  2011TFQ4  2012TFQ4  2013TFQ4

WEN ISS PEERS
90TH PERCENTILE    5.0%	     5.9%      6.6%      7.4%      8.8%      8.9%

WEN ISS PEERS
25TH PERCENTILE   -1.3%	    -1.3%     -0.7%     -3.2%      0.3%      0.2%

WEN EVA MARGIN    -4.4%	    -2.8%     -4.9%     -4.0%     -2.4%     -1.0%


FIG. 2. Relative EVA analysis using EVA Express platform by EVA Dimensions.
ISS peers include: BOBE, BYD, CAKE, CBRL, CMG, DPZ, EAT, H, IGT, JACK, PNRA,
PZZA, RT, WYN, WYNN.